UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Unioil

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904808300

(CUSIP Number)

Thomas E. Riley

President

Petroleum Development Corporation

103 East Main Street

Bridgeport, West Virginia 26330

(304) 842-3597

with a copy to:

John Elofson

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904808300	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS Petroleum Development Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 95-2636730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

7,801,939 (1)
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

7,801,939 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,801,939 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Calculated pursuant to Rule 13d-3(d)(1) of the Act.
(2)	This calculation is based on the 9,541,469 shares of common stock of Unioil issued and outstanding as of October 19, 2006, as represented by Unioil in the Tender Offer Agreement (as defined below).

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of Unioil, a Nevada corporation (“Unioil”), which has its principal executive office at 3817 Carson Avenue, Evans, Colorado 80620.

Item 2. Identity and Background

This statement is being filed by Petroleum Development Corporation, a Nevada corporation (“PDC”). The address of PDC’s principal office is 103 East Main Street, Bridgeport, West Virginia 26330. PDC’s principal business is to develop, produce and market natural gas and oil. The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of PDC are as set forth in Annex I hereto and incorporated herein by reference.

During the last five years, neither PDC nor any of the individuals listed in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

PDC, Wattenberg Acquisition Corporation, a wholly owned subsidiary of PDC (“Sub”), and Unioil have entered into a Tender Offer Agreement, dated as of October 19, 2006 (the “Tender Offer Agreement”), which contemplates the acquisition by Sub of all of the issued and outstanding shares of Common Stock for $1.91 per share. As an inducement for PDC to enter into the Tender Offer Agreement, Charles E. Ayers, Jr., the Chairman, President, Chief Executive Officer and Chief Financial Officer of Unioil, and four members of his family (the “Principal Stockholders”), have entered into a Stockholder Tender Agreement with PDC dated as of October 19, 2006 (the “Stockholder Tender Agreement”). To the knowledge of PDC, the Principal Stockholders collectively own of record 7,801,939 shares of Common Stock. Of this total, Charles E. Ayers, Jr. owns 6,851,983 shares and each of the four members of his family who are party to the Stockholder Tender Agreement own 237,489 shares.

PDC expects that the consideration paid by it or Sub to the holders of Common Stock pursuant to the Tender Offer Agreement will be financed through cash on hand and its other working capital resources. Copies of the Tender Offer Agreement and the Stockholder Tender Agreement are filed herewith as Exhibits 99.1 and 99.2, and are incorporated herein by reference.

Item 4. Purpose of Transaction

Subject to the terms and conditions thereof, the Tender Offer Agreement provides that as promptly as practicable after the date of the Tender Offer Agreement but in no event later than ten business days after such date, Sub will commence a tender offer for all of the issued and outstanding shares of Common Stock (the “Offer”), at a price in cash equal to $1.91 per share of Common Stock. The Tender Offer Agreement further provides that, following successful completion of the Offer (the “Offer Closing”), Sub will be merged with and into Unioil (the “Merger”). If more than 90% of the issued and outstanding shares of Common Stock are tendered in the Offer, the Merger may be effected without approval of or notice to the remaining stockholders of Unioil. If less than 90% of the issued and outstanding shares of Common Stock are tendered in the Offer, the Merger will require the approval of the holders of a majority of the Common Stock. Sub, representing approximately 81.8% of the Common Stock, will vote its shares in favor of the Merger.

At the effective time of the Merger, each outstanding share of Common Stock (other than shares of Common Stock that are held by Unioil as treasury stock or owned by PDC or Sub, and other than shares of Common Stock that are held by stockholders, if any, who properly exercise dissenters’ rights under Nevada law) will be converted into the right to receive $1.91 in cash, without interest. Each of the Offer and the Merger are subject to customary closing conditions.

Pursuant to the Stockholder Tender Agreement, the Principal Stockholders have agreed, among other things, to tender or cause to be tendered to Sub, all of the issued and outstanding shares of Common Stock beneficially owned by the Principal Stockholders (the “Shares”) in the Offer, regardless of whether a higher offer for the Shares has been made by any person; (b) except for tendering the Shares in accordance with the Stockholder Tender Agreement, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares, (ii) except with respect to matters not covered by the Stockholder Tender Agreement, grant any proxies or powers of attorney in respect of the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares and (iii) take any action that would have the effect of preventing or disabling (x) the Principal Stockholders from performing their obligations under the Stockholder Tender Agreement or (y) Parent, Sub or their designees from exercising their rights under the Stockholder Tender Agreement; (c) to vote or cause to be voted all of the Shares, in the event any such matter is submitted to the vote of holders of Common Stock, (i) in favor of approval and adoption of the Tender Offer Agreement, the Merger and the transactions contemplated by the Stockholder Tender Agreement and the Tender Offer Agreement and (ii) against any Alternative Acquisition (as such term is defined in the Tender Offer Agreement), or any other matters which would reasonably be expected to impede, interfere with, delay or materially adversely affect the Offer, the Merger and the transactions contemplated by the Stockholder Tender Agreement and the Tender Offer Agreement; and (d) to revoke any and all previous proxies with respect to any of the Shares and grant to PDC and such individuals or corporations as PDC may designate an irrevocable proxy to vote all of the Shares beneficially owned by the Principal Stockholder on any matters which may be presented to holders of Common Stock with respect to the matters referred to in (c)(i) and (c)(ii) above. The Stockholder Tender Agreement will terminate upon the earliest of the Offer Closing, simultaneously with the termination of the Tender Offer Agreement by mutual consent or by reason of a breach by Parent or Sub of their obligations thereunder, or the 10th day following the termination of the Tender Offer Agreement for any other reason.

The Principal Stockholders have further agreed, as provided in the Stockholder Tender Agreement, to grant to PDC a 10-day option to purchase the Shares at a price greater than or equal to the Offer Price, such option to become exercisable upon the termination of the Tender Offer Agreement.

The purpose of the Stockholder Tender Agreement is to induce PDC to enter into the Stockholder Tender Agreement and to increase the likelihood that PDC, Sub and Unioil will successfully consummate the transactions contemplated by the Tender Offer Agreement.

If the Merger is consummated as planned, Unioil will become a wholly owned subsidiary of PDC and PDC will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing summary of certain provisions of the Tender Offer Agreement and the Stockholder Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, filed herewith as Exhibits 99.1 and 99.2, respectively.

Item 5. Interest in Securities of the Issuer

As a result of the Stockholder Tender Agreement, PDC may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 7,801,939 shares of Common Stock, representing approximately 81.8% of the shares of Common Stock issued and outstanding as of October 19, 2006, as represented by Unioil in the Tender Offer Agreement, subject to the conditions and limitations set forth in the Stockholder Tender Agreement.

Apart from the terms and conditions set forth in the Tender Offer Agreement and the Stockholder Tender Agreement, PDC is not entitled to any rights of a stockholder of Unioil. PDC does not, other than as specified in the Tender Offer Agreement and the Stockholder Tender Agreement, have sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition of, any shares of Common Stock.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that PDC, Sub or any of their respective affiliates is the beneficial owner of the shares of Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any such persons are required to file this statement.

Except as set forth or incorporated herein, neither PDC nor, to PDC’s knowledge, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4 above and the information set forth therein is hereby incorporated herein by such reference.

Item 7. Material to Be Filed as Exhibits

99.1.	Tender Offer Agreement, dated October 19, 2006, among Petroleum Development Corporation, Wattenberg Acquisition Corporation and Unioil.

99.2	Stockholder Tender Agreement, dated October 19, 2006, among Petroleum Development Corporation and Charles E. Ayers, Jr., Sarah M. Ayers, Charles E. Ayers, III, J. Mason Ayers and Alexander H. Ayers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006

Petroleum Development Corporation

By:	/s/ Darwin L. Stump
Name:	Darwin L. Stump
Title:	Chief Financial Officer

ANNEX I

Information Concerning Executive Officers and

Directors of Petroleum Development Corporation

The current executive officers and directors of Petroleum Development Corporation (“PDC”) are listed below. The address of PDC’s principal office is 103 East Main Street, Bridgeport, West Virginia 26330. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within PDC, and, where applicable, the business address listed for each individual not principally employed by PDC is also the address of the corporation or other organization that principally employs that individual.

Executive Officers

Name	Present Position with PDC	Citizenship
Steven R. Williams	Chairman and Chief Executive Officer	USA

Thomas E. Riley	President	USA

Darwin L. Stump	Chief Financial Officer and Treasurer	USA

Eric R. Stearns	Executive Vice President Exploration and Production	USA

Gregory A. Morgan	Secretary	USA

Directors

Name	Position/Present Principal Occupation or Employment and Business Address	Citizenship
Anthony J. Crisafio	President and Owner Anthony Crisafio, P.C. 5505 Woodmont Street Pittsburgh, PA 15217	USA

Vincent F. D’Annunzio	President Beverage Distributors, Inc. 200 Ferry Street Clarksburg, WV 26301-2831	USA

David C. Parke	Director Mufson, Howe, Hunter & Company, LLC The Bell Atlantic Tower 1717 Arch Street, 32nd Floor Philadelphia, PA 19103	USA

Thomas E. Riley	President and Director Petroleum Development Corporation	USA

Jeffrey C. Swoveland	Chief Financial Officer BodyMedia 4 Smithfield Street, 11th Floor Pittsburgh, PA 15222	USA

Kimberly Luff Wakim	Attorney Thorp, Reed & Armstrong, LLP One Oxford Centre 301 Grant Street, 14th Floor Pittsburgh, PA 15219	USA

Steven R. Williams	Chairman and Chief Executive Officer Petroleum Development Corporation	USA